Exhibit 6.7

CONSULTING AGREEMENT

This CONSULTING AGREEMENT is made between Virtuoso Surgical, Inc. ("Virtuoso") and Dr. Duke Herrell effective September 1, 2017.

WHEREAS, Virtuoso is in the business of developing endoscopic surgical tools using technologies developed at Johns Hopkins University, Vanderbilt University, and elsewhere, by Dr. Herrell and others; and

WHEREAS, Virtuoso desires to consult with Dr. Herrell regarding the development of endoscopic surgical tools, or other surgical tools; and

WHEREAS, Dr. Herrell is willing to provide surgical consultation services to Virtuoso on mutually agreeable terms;

THEREFORE, the parties agree:

1.	Dr. Herrell will provide personal engineering consulting services to Virtuoso as may be mutually desirable;

2.	The parties anticipate that Dr. Herrell's services will require approximately twenty percent of his working effort;

3.	Dr. Herrell will be paid at the NIH base rate of $187,000/year, multiplied by his expected effort, payable over the calendar year;

4.	Dr. Herrell will be paid in initially $2,337.50 per month, based on an expected expenditure of effort of approximately 15% of his working effort;

5.	Dr. Herrell will provide a statement of effort for reporting to the NIH at least quarterly;

6.	Any works of authorship or invention, or any other protectable form of intellectual property, that Dr. Herrell may develop as part of his work for Virtuoso shall be and remain the property of Virtuoso to the fullest extent permissible by law.

/s/ Duke Herrell
Dr. Duke Herrell	VIRTUOSO SURGICAL, INC.

	By:	/s/ C. Mark Pickrell
C. Mark Pickrell
	Its:	Chief Administrative Officer